October 21, 2024

Mark Erceg
Chief Financial Officer
Newell Brands Inc.
6655 Peachtree Dunwoody Road
Atlanta, GA 30328

       Re: Newell Brands Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 21, 2024
           Form 8-K dated February 9, 2024
           Response dated October 4, 2024
           File No. 001-09608
Dear Mark Erceg:

       We have reviewed your October 4, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 26, 2024 letter.

Form 8-K dated February 9, 2024
Exhibit 99.1
Reconciliation of GAAP and Non-GAAP Information (Unaudited), page 13

1.     We have reviewed your response to comment 2 and note your views related to
       accelerated depreciation and inventory write-downs. Inventory write-downs related to your restructuring activities that result from strategic business decisions do not appear to be outside the normal course of operations. Please refer to Question
100.01 of Non-
       GAAP Compliance & Disclosure Interpretations. With respect to the adjustment for accelerated depreciation, while the estimated useful lives of the assets associated with the adjustment were shortened as a result of your restructuring activities, they
       continue to contribute to the company   s operations through the end of
their useful
 October 21, 2024
Page 2

       lives and should not be excluded from your non-GAAP measures. In future filings, please discontinue making these adjustments to your non-GAAP measures.


       Please contact Michael Fay at 202-551-3812 or Kristin Lochhead at 202-551-3664 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services